

News Release

TranSwitch Corporation to Acquire Centillium Communications, Inc.

Combination Increases Scale, Addresses Fast Growing Markets and Creates a New Leader in Next-Generation Communications ICs

$10.5 Million in Identified Annual Expense Savings

Accretive to Earnings in the First Full Quarter after Closing

SHELTON, CT – **July 9, 2008** – TranSwitch® Corporation (NASDAQ: TXCC), today announced that it has entered into a definitive agreement to acquire Centillium Communications, Inc. ("Centillium") (NASDAQ: CTLM). With this acquisition, TranSwitch, a leading provider of carrier-class semiconductor solutions for EoS (Ethernet over SONET/SDH), Broadband Access and Carrier Ethernet applications, further diversifies its product portfolio to include rapidly growing Fiber-to-the-Home ("FTTH") and Voice-over-Internet-Protocol ("VoIP") solutions.

The combination strengthens TranSwitch's leadership position in the next-generation communications semiconductor market. The combined companies will have greater scale, a significantly improved expense structure and a truly global reach. Management of TranSwitch has identified approximately $10.5 million of annual expense savings and expects the transaction to be accretive to earnings in the first full quarter after closing and significantly accretive in 2009.

Under the terms of the agreement, TranSwitch will issue an aggregate of 25 million shares of common stock and $15 million, which will be allocated pro rata among holders of Centillium common stock and vested, in-the-money, stock options outstanding at the closing of the merger. Based on Centillium's capitalization as of July 9, 2009, Centillium shareholders would receive **0.5958** shares of TranSwitch common stock and **$0.36** in cash for each share of Centillium common stock. Based on TranSwitch's closing share price on July 9, 2008, the total consideration values Centillium at **$42.8** million or approximately **$1.02** per share on a fully-diluted basis. Centillium shareholders will own approximately 16% of the combined company.

"We are delighted to welcome Centillium's customers, employees and shareholders to join the TranSwitch team," said Dr. Santanu Das, CEO of TranSwitch. "Centillium has a large number of important customers including Alcatel-Lucent, OKI, Samsung, ZTE and Tellabs. Their products have won significant industry recognition, and their Mustang chip is currently being used in OKI's ONU platform which is part of NTT's EPON based FTTH deployment. We are particularly excited about Centillium's second recent design win in the FTTH platform of a second prominent supplier for this deployment. This platform is currently being qualified and we anticipate a ramp in early 2009. The Japanese government has made a major commitment to rolling out FTTH, and NTT's goal is to reach 20 million homes by 2010. This represents a major revenue opportunity for the company."

"This combination further strengthens TranSwitch's position in the platforms of Tier-1 equipment suppliers with contracts at carriers that have made significant financial commitments to upgrade their current infrastructures. These contracts include carriers in the UK, Korea, China, India and now Japan," continued Dr. Santanu Das. "We believe that as these deployments begin to ramp in volume, the combined company has the potential to significantly increase its revenue in 2009. As a larger company, we will enjoy a significantly better expense structure as well as stronger relationships with both customers and suppliers."

"We are very pleased to be joining the TranSwitch team," said Faraj Aalaei, Co-Founder and CEO of Centillium, who will also serve on TranSwitch's board upon closing of the transaction. "Consolidation in the communications industry is both good and necessary, and the combined company will be significantly stronger and more profitable than either one by itself."

"Centillium shares TranSwitch's culture of strong focus on product innovation, engineering excellence and best-in-class customer support. This is evident in the deep customer relationships both companies enjoy," concluded Mr. Aalaei.

About the Transaction

The boards of directors of both companies have unanimously approved the transaction which is subject to customary closing conditions, including the approval of Centillium's shareholders. The transaction is expected to close in the fourth quarter of 2008. Upon completion of the transaction, TransSwitch will have approximately 158 million fully diluted shares outstanding, with current TransSwitch shareholders owning approximately 84% and current Centillium shareholders owning approximately 16% of the combined company's shares.

Thomas Weisel Partners LLC, Signal Hill Capital Group LLC, and Northland Securities, Inc. served as financial advisors to TranSwitch. Pagemill Partners served as financial advisor to Centillium.

Conference Call on July 9, 2008

Management will be hosting a webcast conference call today, July 9, 2008 at 5:00 p.m. EDT that will be accessible on the Transwitch's website under the Investor Relations and Webcasts section at www.transwitch.com. To listen to the conference call live by telephone, dial 1-719-955-1425 and enter access code 730024 approximately ten minutes before the start time. A telephone playback will be available after the completion of the call and can be accessed by calling 1-719-884-8882 and using the access code 730024. A replay of the webcast will be available for 10 business days.

About TranSwitch Corporation

TranSwitch Corporation (NASDAQ: TXCC) designs, develops and markets innovative semiconductors that provide core functionality and complete solutions for voice, data and video communications network equipment. As a leading supplier to telecom, datacom, cable television and wireless markets, TranSwitch customers include the major OEMs that serve the worldwide public network, the Internet, and corporate Wide Area Networks (WANs). TranSwitch devices are inherently flexible, many incorporating embedded programmable microcontrollers to rapidly meet customers' new requirements or evolving network standards by modifying a function via software instruction. TranSwitch implements global communications standards in its VLSI solutions and is committed to providing high-quality products and services. TranSwitch, Shelton, CT, is an ISO 9001:2000 registered company. For more information, visit www.transwitch.com.

About Centillium Communications Inc.

Centillium Communications, Inc. (NASDAQ: CTLM) delivers highly innovative communications processing technology for global systems vendors targeting service provider, enterprise and consumer markets. Centillium's high performance Systems-on-Chip (SoC) products power leading edge optical, Voice- over-Internet Protocol (VoIP), security and data systems requiring top quality, highly integrated, very low power processing solutions that help minimize the energy footprint of communications networks. With a long heritage of technology leadership and first-to-market product development, Centillium provides semiconductor solutions that keep customers and end users at the forefront of the communications evolution. Centillium is a global company with headquarters in Fremont, CA. Additional information is available at http://www.centillium.com.

Forward-looking statements in this release, including statements regarding management's expectations for future financial results, anticipated expense savings and synergies, the combined company's products, revenue opportunities and prospects, and the timing of the proposed merger, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements, including without limitation the potential inability to complete the proposed merger because conditions to the closing may not be satisfied; the risk that the two companies' businesses will not be integrated successfully and without delay; the risk that the transaction may involve unexpected costs or unexpected liabilities; uncertainties concerning the effect of the transaction on relationships with customers, employees and suppliers of either or both companies; and other risks associated with TranSwitch's and Centillium's businesses such as the risks associated with acquiring new businesses; the risk of downturns in economic conditions generally and in the telecommunications and data communications markets and the semiconductor industry specifically; risks in product development and market acceptance of and demand for TranSwitch's products and products developed by TranSwitch's customers; risks relating to TranSwitch's indebtedness; risks of failing to attract and retain key managerial and technical personnel; risks associated with foreign sales and high customer concentration; risks associated with competition and competitive pricing pressures; risks associated with investing in new businesses; risks of dependence on third-party VLSI fabrication facilities; risks related to intellectual property rights and litigation; risks in technology development and commercialization; and other risks detailed in TranSwitch's and Centillium's filings with the Securities and Exchange Commission

TranSwitch expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information for Investors and Stockholders TranSwitch expects to file a SEC Registration Statement on Form S-4, and TranSwitch and Centillium will file a proxy statement/prospectus with the SEC, in connection with the proposed merger. TRANSWITCH AND CENTILLIUM URGE INVESTORS AND STOCKHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER PARTY WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain the proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by TranSwitch will be available free of charge on the investor relations portion of the TranSwitch website at www.transwitch.com. Documents filed with the SEC by Centillium will be available free of charge on the investor relations portion of the Centillium website at www.centillium.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Centillium. However, Centillium, and certain of its directors and executive officers, may be deemed participants in the solicitation of proxies from the stockholders of Centillium in connection with the merger. The names of Centillium's directors and executive officers and a description of their interests in Centillium (including their ownership of Centillium stock) are set forth in the proxy statement for Centillium's 2008 annual meeting of stockholders, which was filed with the SEC on April 29, 2008. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Centillium's directors and executive officers in the merger by reading the definitive proxy statement/prospectus when it becomes available.

For More Information Contact:

Ted Chung
Vice President, Business Development
Phone: 203.929.8810 ext. 2004

SOURCE: TranSwitch Corporation